 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Voting Rights and Capital

Total Voting Rights

In conformity with the Disclosure Guidance and Transparency Rules, we hereby notify the market of the following:

Royal Dutch Shell plc's capital as at 5 November 2021, consists of 4,101,239,499 A shares and 3,626,967,560 B shares, each with equal voting rights. Royal Dutch Shell plc holds no ordinary shares in Treasury.

The total number of A shares and B shares in issue as at 5 November 2021 is 7,728,207,059 and this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Royal Dutch Shell plc under the FCA's Disclosure Guidance and Transparency Rules.

Note: This announcement is made pursuant to Disclosure Guidance and Transparency Rules 5.6.1 and 5.6.1A and as such, the above figures include shares purchased by Royal Dutch Shell plc as part of its share buy-back programme but not yet cancelled.

Enquiries
Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

LEI number of Royal Dutch Shell plc:  21380068P1DRHMJ8KU70
Classification: Total number of voting rights and capital

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: November 10, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary